U. S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 12b-25

NOTIFICATION OF LATE FILING

(Check one) _X_ Form 10-K ___Form 20-F ___Form 11-K ___ Form 10-Q ___Form N-SAR

For period ended: January 31, 2001

( ) Transition Report on Form 10-K

( ) Transition Report on Form 20-F

( ) Transition Report on Form 11-K

( ) Transition Report on Form 10-Q

( ) Transition Report on Form N-SAR

For the Transition Period Ended: ____________.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: __________.

PART I - REGISTRANT INFORMATION

CONTROLLED ENVIRONMENT AQUACULTURE TECHNOLOGY, INC.

Name of Registrant

Colorado	84-1293167
(State or otherjurisdiction of incorporation)	(I.R.S. Employer I.d. No.)

1000 Bishop Street, Suite 303 Honolulu, HI	96813
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: (808) 836-3707

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

( ) a. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

( X ) b. The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

( ) c. The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

The audit of the financial statements has not been completed.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this information:

Edward T. Foley

Name

(808) 836-3707

Area Code and Phone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

( X ) Yes

( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

( ) Yes

( X ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

Controlled Environment Aquaculture Technology, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2001

By: /S/ EDWARD T. FOLEY

Edward T. Foley

Executive Vice President and Chief Financial Officer

(principal financial and accounting officer)